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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Insight Enterprises, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

1305 West Auto Drive

Address of Principal Executive Office (Street and Number)
Tempe, Arizona 85284

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Insight Enterprises, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (“Form 10-Q”) as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.
As described in our current reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2006 and October 31, 2006, the Company’s Board of Directors has appointed an Options Subcommittee, composed of independent directors, to conduct a review of the Company’s stock option practices, and the Options Subcommittee has retained independent outside legal counsel. Certain present and former directors and executive officers of the Company have been named as defendants in a derivative lawsuit, related to stock option practices from 1997 to 2002, filed in Superior Court, County of Maricopa, Arizona on September 21, 2006. The Company has been named as a nominal defendant in that action. In addition, on October 27, 2006, the Company received an informal inquiry from the SEC requesting certain documents and information relating to the Company’s stock option grant practices from January 1, 1996 to the present. At this time, the Options Subcommittee has commenced its review but has not reached any conclusions about the Company’s stock option practices, and the Company is cooperating with the SEC in its inquiry. As a result, we will not be in a position to file the Form 10-Q by the filing deadline but will file the Form 10-Q as soon as practicable after completion of this review.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stanley Laybourne	(480)	350-1142
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Insight Enterprises, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2006	By:	/s/ Stanley Laybourne
Stanley Laybourne
Chief Financial Officer, Secretary and Treasurer